SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of April 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Acquisition of Shares in Hartford Life Insurance K.K. by ORIX Life Insurance Corporation, a Subsidiary of ORIX Corporation”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 28, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

April 28, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Acquisition of Shares in Hartford Life Insurance K.K.

by ORIX Life Insurance Corporation, a Subsidiary of ORIX Corporation

TOKYO, Japan – April 28, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that its subsidiary, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”) will purchase all issued shares of Hartford Life Insurance K.K. (hereinafter, “HLIKK”) held by Hartford Life, Inc., a sub-subsidiary of The Hartford Financial Services Group, Inc. (NYSE:HIG) (hereinafter, “Hartford”) The acquisition of shares (hereinafter, the “Transaction”), which has been approved at the Board of Directors Meeting of ORIX Life Insurance held on April 28, 2014, is subject to the approval of relevant authorities. Following the completion of this Transaction, ORIX Life Insurance intends to merge with HLIKK in a timely manner.

1. Background of the Transaction

Following the completion of the Transaction, ORIX Life Insurance plans to merge with HLIKK in a timely manner to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth.

A special account valued at approximately 1.7 trillion yen will be consolidated to ORIX Life Insurance’s balance sheet in accordance with the acquisition, but its balance is expected to decline in due course. Decision to acquire shares of HLIKK is based on our view that with the decline in assets and appropriate risk management, HLIKK is expected to generate excess capital.

Primary products of HLIKK include Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Income Benefit (GMIB), policies with guarantee minimum benefits payable upon an insurance event for any difference between the investment account market value and the guaranteed value, when the account value is below the guaranteed value. The reinsurance company guaranteed by ORIX will assume the minimum guarantee risks. These risks will be managed through hedges including reinsurance to a subsidiary of Berkshire Hathaway, Inc., based on a conservative risk management policy in order to mitigate the risks. With respect to the current HLIKK’s policyholders, the Transaction will not have any effect on their insurance policies.

Since starting its business in December 2000, HLIKK has provided insurance products including individual variable annuity insurance to customers with asset management needs, and as of December 31, 2013, it had approximately 375,000 policies in force. After HLIKK discontinued selling insurance products in June 2009, it has focused on policy management including asset management in special accounts and customer services.

ORIX Life Insurance mainly offers medical and cancer insurance products that are simply-designed at a reasonable insurance premium, and currently has approximately 2,000,000 policies in force. Going forward, ORIX Life Insurance seeks to also focus on the sales and distribution of traditional life insurance, including whole life and term insurance products.

2. Acquisition structure

Pursuant to the share purchase agreement executed between ORIX Life Insurance and Hartford as of today (hereinafter, the “Share Purchase Agreement”), ORIX Life Insurance, upon injection of additional capital by ORIX, will acquire all issued shares of HLIKK held by Hartford (hereinafter, the “Shares”), and HLIKK will become a wholly-owned subsidiary of ORIX Life Insurance.

Total acquisition amount of the Shares (hereinafter, the “Total Share Amount”) is 895 million U.S. dollar (approximately 91.6 billion yen) as of today, which is the date of execution of the Share Purchase Agreement. However the purchase price is subject to potential upward or downward adjustment at the closing (the “PPA”) based on changes in the adjusted net worth of HLIKK and changes in the value of the in-force variable annuity business of HLIKK from a reference date of December 31, 2013 through the date of closing.

Closing of the Transaction is subject to approval of Financial Services Agency pursuant to the Insurance Business Act. ORIX Life Insurance also needs to submit a report on the share purchase plan to the Fair Trade Commission which imposes a certain waiting period after the submission. The date of such approvals is presently unclear; however, it is expected to take over a time. The Transaction is targeted to be closed during July 2014.

To consummate this transaction, ORIX Corporation has appointed JPMorgan Securities Japan Co., Ltd. as the financial advisor.

3. Outline of ORIX Life Insurance Corporation

(1)	Name	ORIX Life Insurance Corporation
(2)	Address	2-3-5, Akasaka, Minato-ku, Tokyo
(3)	Name and Title of Representatives	Kazunori Kataoka, President
(4)	Business Description	Life insurance business, etc.
(5)	Capital	47.5 billion yen
(6)	Date of Establishment	April 12, 1991
(7)	Major Shareholder and percentage	ORIX Corporation (100%)

4. Outline of new subsidiary (sub-subsidiary), Hartford Life Insurance K.K.

(1)	Name	Hartford Life Insurance K.K.
(2)	Address	Shiodome Building, 1-2-20, Kaigan, Minato-ku, Tokyo
(3)	Name and Title of Representatives	Jennifer Sparks, President and CEO
(4)	Business Description	Life insurance business and reinsurance business, etc.
(5)	Capital	56,750 million yen
(6)	Date of Establishment	August 16, 2000
(7)	Major Shareholder and percentage	Hartford Life, Inc. (100%)
(8)	Relationship with ORIX Life Insurance	Capital Relationship	None
		Personal Relationship	None
		Business Relationship	Life insurance agent contract
(9)	Hartford Life Insurance’s results of operations and financial conditions of Past Three years (in million yen, unless otherwise specified)(JGAAP)

	Fiscal Year Ended March 2011	Fiscal Year Ended March 2012	Fiscal Year Ended March 2013
Net Assets	103,914	99,347	105,767
Contingency Reserve	50,632	61,338	69,675
Total Assets	3,140,205	2,990,246	3,088,638
Net Assets per Share	91,555 yen	87,531 yen	93,187 yen
Ordinary Revenue	458,163	292,877	504,497
Base Profit	3,244	13,499	20,414
Ordinary Income	5,708	(1,970)	1,661
Net Income	3,533	(4,602)	821
Net Income per Share	3,113 yen	(4,055) yen	724 yen
Dividend per Share	—	—	—

5. Outline of Hartford Life, Inc.

(1)	Name	Hartford Life, Inc.
(2)	Address	200 Hopmeadow Street Simsbury, CT 06089, United States
(3)	Name and Title of Representatives	Beth Bombara, President
(4)	Business Description	Life insurance business holding company
(5)	Capital	7,308 million U.S. dollars
(6)	Date of Establishment	December 13, 1996
(7)	Major Shareholder and percentage	Hartford Holdings Inc. (100%)
(8)	Relationship with ORIX Life Insurance	Capital Relationship	None
		Personal Relationship	None
		Business Relationship	None
		Status as a Related Party	None

*	Hartford Life, Inc. does not disclose some data including financial information. For that reason, some of the items were omitted from the table above.

6. Number of Shares Acquired, the Acquisition Price, and Number of Shares to be held by ORIX Life Insurance Before / After the Transaction

(1)	Number of Shares held by ORIX Life Insurance Before the Transaction	0 shares (Number of voting rights : 0 ) (Holding ratio of voting rights : 0%)
(2)	Number of Shares acquired	1,135,000 shares (Number of voting rights : 1,135,000)
(3)	Acquisition Amount

Total Share Amount: 895 million U.S. dollar (Approx. 91,639

million yen) (Planned) (*)

Advisory fees(Estimation):

Approx. 19.5 million U.S. dollar (Approx. 2,000 million yen)

Total (Estimation): Approx. 914.5 million U.S. dollar (Approx. 93,639 million yen)

USD/JPY rate=¥102.39

(4)	Number of Shares held by ORIX Life Insurance After the Transaction	1,135,000 shares (Number of voting rights: 1,135,000) (Holding ratio of voting rights: 100%)

(*)	This is the price as of the Contract Date of Stock Purchase Agreement. Total Price of Shares to be adjusted based on the actual financial status of HLIKK as of the Share Transfer Date of this Transaction

7. Schedule of the Transaction

(1)	Signing Date	April 28, 2014
(2)	Closing Date	July, 2014 (Planned)

8. Future Outlook

HLIKK will become a consolidated subsidiary (sub-subsidiary) of ORIX through this Transaction. ORIX consolidated financial target for the Fiscal Year ended March 2015 will be released in at the timing of the announcement of the annual results for the Fiscal Year ended March 2014.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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